                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

(Mark One)
[XX] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 1999

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934
         For the transition period from                    to

                          Commission File Number 1-5846

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               The Liberty Corporation Retirement and Savings Plan
--------------------------------------------------------------------------------


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             THE LIBERTY CORPORATION
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                        South Carolina                     57-0507055
--------------------------------------------------------------------------------
               (State or other jurisdiction of         (I.R.S. Employer
               incorporation or organization)         Identification No.)

      Post Office Box 789, Wade Hampton Boulevard, Greenville, S. C. 29602
--------------------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

        Registrant's telephone number, including area code (864) 609-8256


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                              REQUIRED INFORMATION


A.    Financial Statements

        Report of Independent Auditors                                 8

        Statements of Net Assets Available for Benefits                9

        Statements of Changes in Net Assets Available for
        Benefits                                                      10

        Notes to Financial Statements                                 11


B.    Exhibits

        Consent of Independent Auditors                               17


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

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


The Liberty Corporation Retirement and Savings Plan
---------------------------------------------------
(Name of Plan)


The Liberty Corporation                             DATE:  JUNE 27, 2000
-----------------------
(Registrant/Issuer)


/s/ Kenneth W. Jones
--------------------
Kenneth W. Jones
Corporate Controller


/s/ Martha G. Williams
----------------------
Martha G. Williams
Vice President, General Counsel and Secretary


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

ITEM 1.  PLAN HISTORY

PLAN AMENDED AND RESTATED.

Effective April 1, 1997, the net assets of The Liberty Corporation and Adopting Related Employers' 401(k) Thrift Plan merged with The Liberty Corporation Profit Sharing Plan and Trust for all applicable participants employed by The Liberty Corporation plus any participants affiliated with The Liberty Corporation which include the following: Liberty Life Insurance Company, Liberty Capital Advisors, Inc., Liberty Properties Group, Inc., Special Services Corporation, Liberty Investment Group, Inc., Liberty Insurance Services Corporation, Pierce National Life Insurance Company and State National Fire Company. The Liberty Corporation plus all affiliated companies stated here will be referred to as the "Company". The merged plan was renamed The Liberty Corporation Retirement and Savings Plan. The merged plan provides expanded investment selections and will retain the voluntary contribution, matching contribution, and profit sharing features for eligible employees of the predecessor plans. Also, effective April 8, 1998, The Liberty Corporation Retirement and Savings Plan was amended to state that all participants that were employed by Pierce National Life Insurance Company on March 31, 1998 shall be 100% vested in their employer contributions, and these employees will no longer participate in The Liberty Corporation Retirement and Savings Plan due to Pierce National Life Insurance Company being sold.


ITEM 2.  CHANGES IN INVESTMENT POLICY

None.


ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

EMPLOYER'S PRETAX CONTRIBUTIONS

Contributions under the Plan by The Liberty Corporation and affiliated companies (the "Company") are measured by reference to the employees' contributions which may be on a pre-tax or after-tax basis. Employer matching contributions are made only on pre-tax employee contributions in accordance with a formula set each year by the employer's board of directors. During 1999, the Company contributed an amount equal to 100% of a participant's pre-tax contribution, up to a maximum of 3% of the participant's compensation.

Employer pre-tax matching contributions totaling $1,490,000 from January 1, 1999 to December 31, 1999 were credited to the accounts of participating employees of the "Company".

EMPLOYER'S DISCRETIONARY CONTRIBUTIONS

In addition to making a matching pre-tax contribution, The Liberty Corporation may make a separate discretionary contribution at the discretion of the Company's Board of Directors. If the Company elects to make a profit sharing contribution, it will be allocated among all participants who (1) are employed by The Liberty Corporation and affiliated companies at the end of the applicable year and are credited with at least 1,000 hours of service for that year or (2) retire, die or become disabled during the applicable year. This allocation will be made after the end of the applicable year and will be based on each participant's compensation relative to the total compensation of all eligible participants (without regard to the participant's voluntary contributions).

Employer discretionary contributions totaling $2,467,000 in 1999, were credited to the accounts of participating employees.



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ITEM 4.  PARTICIPATING EMPLOYEES

There were 2,357 enrolled participants in the Plan as of December 31, 1999.


ITEM 5.  ADMINISTRATION OF THE PLAN

(a) Parties responsible for the administration of the Plan are: (1) the Plan Committee, made up of at least three members named by the Company,
         (2) the Trustee and (3) the Plan Administrator which is named by the Plan Committee.

         The Plan Committee is responsible for the administration and operation of the Plan, except as to responsibilities which have been specifically assigned to the Trustee, to an Investment Manager, or to the Plan Administrator. Present members of the Plan Committee are employed by The Liberty Corporation or its subsidiaries and include the following:

                  Mary Anne Bunton
                  Bob Evans
                  Jennie Johnson

         The Trustee is responsible for the management, investment and control of the assets of the Trust established by the Plan, and for the disbursements of benefits therefrom, except to the extent that the Trustee may be relieved of investment responsibility by the appointment of an Investment Manager or by direction of the Plan Committee. The present Trustee is Institutional Trust Company, 7800 East Union Ave., Denver, Colorado 80237. Neuberger & Berman Pension Management, Inc. is the Investment Manager of the Neuberger & Berman Common Stock Fund. Neuberger & Berman's address is 522 Fifth Avenue, New York, New York 10036. Liberty Investment Committee selects investment managers for each fund. Each fund is managed by its appointed investment manager and each investment manager has investment responsibility for designated fund.

         The Plan Administrator is currently an Administrative Committee which is responsible for the daily administration and operational functions of the Plan, including filing all reports with governmental agencies, providing Plan participants with information, preparing year-end reports to participants, maintaining all required records, interpreting the provisions of the Plan and settling disputes over the rights of employees, participants and beneficiaries. Present members of the Administrative Committee are employed by The Liberty Corporation and are stated as follows:

                  Mary Anne Bunton
                  Susan E. Cyr


(b) For the year ended December 31, 1999, expenses of administration of the Plan of approximately $775,000, including fees and expenses of Trustee, Institutional Trust Company, and one of the Investment Managers, Neuberger & Berman, and recordkeeper, Invesco Retirement Plan Services, and external auditors, Ernst & Young LLP were incurred and are paid out of the assets of the Plan.



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

ITEM 6.  CUSTODIAN OF INVESTMENTS

(a) Invesco Retirement Plan Services, 1201 Peachtree Street, N.E., Atlanta, Georgia 30361.

(b) The Trustee, Institutional Trust Company, and the recordkeeper, Invesco Retirement Plan Services, received $296,000 in total during the year ended December 31, 1999.

(c) No bond was furnished by Invesco Retirement Plan Services, the custodian of the Plan.


ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

Each Plan participant receives a quarterly statement showing the balance in his Plan account (including a breakdown of the amounts invested in each investment fund offered), amounts contributed by him and by his Employer, dividends, interest and other gains credited to his account, any amounts forfeited or otherwise charged against his account, and additional shares purchased if the employee has elected to have some or all of his and his Employer's contributions invested in the Company's stock. These individualized reports, a copy of the proxy statement and a copy of the summary annual report are the reports that were distributed to Plan participants during the year ended December 31, 1999.

ITEM 8.  INVESTMENT OF FUNDS

(a) For the period January 1, 1999 to December 31, 1999, employee contributions and matching Employer contributions could be invested in the following funds available for investment under the Plan:

Name of Fund                        Description of Fund
--------------------------------------------------------------------------------
Liberty Unitized Fund               A fund which invests solely in Common Stock
                                    of The Liberty Corporation

Invesco Retirement Trust Stable     A fund which invests in money market
Value Fund                          instruments

Neuberger & Berman Common Stock     A fund which invests in common stocks of
Fund                                medium and large companies

Vanguard Institutional Bond Index   A fund which invests in bond-related
Fund                                securities

Loomis Sayles Bond Fund             A fund which invests in investment-grade
                                    debt securities

Invesco Retirement Trust Total      A fund which invests in a combination of
Return Fund                         equity & fixed income securities

Invesco Retirement Trust Index      A fund which invests in U.S. common stock
500 Fund                            securities This fund is seeking total return
                                    comparable to Standard and Poor's 500 index.

GAM International Fund              A fund which invests in foreign stocks and
                                    debt securities

Invesco Retirement Trust Small      A fund which invests in common stocks of
Cap Value Fund                      companies seeking a total return of 2% to 3%
                                    higher than the Russell 2000 Small Stock
                                    Index


         For the two years ended December 31, 1999, there were brokerage commissions paid by the Plan out of the Neuberger Berman/Hellman Jordan Common Stock Fund only.

(b) No brokerage transactions effected for the Plan during the year ended December 31, 1999, were directed to brokers because of research services provided.


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

Item 9.  Financial Statements and Exhibits
                                                                       Page No.
(a)      Financial Statements
           Report of Independent Auditors                                   8

         Statements of Net Assets Available for Benefits                    9

         Statements of Changes in Net Assets Available for Benefits        10

         Notes to Financial Statements                                     11


(b)      Exhibits

         Consent of Independent Auditors                                   17

                         Report of Independent Auditors


Administrative Committee of The Liberty Corporation
  Retirement and Savings Plan
  and Board of Directors
The Liberty Corporation

We have audited the accompanying statements of net assets available for benefits of The Liberty Corporation Retirement and Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                                  ERNST & YOUNG LLP


June 23, 2000


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

                             The Liberty Corporation
                           Retirement and Savings Plan

                 Statements of Net Assets Available for Benefits


                                                             December 31
                                                        1999             1998
                                                      --------        --------
                                                           (In thousands)
Assets
Interest in The Liberty Corporation Retirement
   and Savings Trust                                  $166,256        $179,186
Employer contributions receivable                        2,467           3,061
                                                      --------        --------
    Total assets                                       168,723         182,247

Liability
Accrued expenses                                            --             152
                                                      --------        --------

Net assets available for benefits                     $168,723        $182,095
                                                      ========        ========

See accompanying notes




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                             The Liberty Corporation
                           Retirement and Savings Plan

           Statements of Changes in Net Assets Available for Benefits



                                                                   Year Ended December 31
                                                                   1999              1998
                                                                ---------         --------
                                                                       (In thousands)
Additions:
Net investment gain from participation in The Liberty
   Corporation Retirement and Savings Trust                     $  11,207         $ 22,257
Contributions:
   Participants                                                     3,166            3,220
   Employer                                                         3,957            4,622
                                                                ---------         --------
                                                                    7,123            7,842
                                                                ---------         --------
Total additions                                                    18,330           30,099

Deductions:
Benefits paid to participants                                      30,927           17,984
Administrative expenses                                               775              791
                                                                ---------         --------
Total deductions                                                   31,702           18,775

                                                                ---------         --------
(Decrease) increase in net assets available for benefits          (13,372)          11,324

Net assets available for benefits at beginning of year            182,095          170,771
                                                                ---------         --------

Net assets available for benefits at end of year                $ 168,723         $182,095
                                                                =========         ========

See accompanying notes


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                             The Liberty Corporation
                           Retirement and Savings Plan

                          Notes to Financial Statements

                                December 31, 1999


1. DESCRIPTION OF PLAN

The following description of The Liberty Corporation Retirement and Savings Plan
(Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of The Liberty Corporation and related employers (Liberty Life Insurance Company, Liberty Capital Advisors, Inc., Liberty Properties Group, Inc., Liberty Investment Group, Liberty Insurance Services Corporation, and Special Services Corporation) (Company and Employer) who have completed 1,000 hours of service in a calendar year or in the first 12 months of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

CONTRIBUTIONS

Participation in the 401(k) portion of the Plan is voluntary. Each year participants may contribute up to 13% of their compensation on either a pre-tax or after-tax basis, or a combination of both, through payroll deductions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes up to 3% of each participant's annual compensation. The annual matching percentage may be changed by resolution of the Board of Directors of the Company, effective at the beginning of any plan year (January 1). The Company may contribute to the profit-sharing portion of the Plan, discretionary contributions equal to amounts authorized by the Board of Directors.

Upon enrollment, a participant may direct employee and employer contributions to any of the Plan's fund options. Participants may change their investment options daily.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant contributions or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.



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

                             The Liberty Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Amounts credited to a participant's employer matching and discretionary account vest based on the total number of years of service (as defined under the Plan) with the Company:

      Number of Years                                    Percentage
        of Service                                       of Vesting
----------------------------                      ------------------------

     Less than 3 years                                         -
          3 years                                             25%
          4 years                                             50%
          5 years                                             75%
          6 years                                            100%

All amounts credited to a participant's employee (before tax or after tax) and employer matching accounts are fully vested upon termination of employment due to a participant's death, total disability or retirement, or after a participant has completed six or more years of service. Also, each employee is fully vested at his or her 65th birthday. The Liberty Corporation Retirement and Savings Plan was amended effective April 8, 1998 to state all participants who were employed by Pierce National Life Insurance Company on March 31, 1998 were 100% vested in their employer contributions due to sale of the company.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, unless the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.



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

                             The Liberty Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)

PAYMENT OF BENEFITS

A participant who has completed less than six years of service and is terminated for any reason other than those mentioned above forfeits the non-vested amounts in his employer matching account. All amounts credited to the employee's account (before tax or after tax) and all vested amounts credited to the employer's matching account are distributable upon termination in the form of a lump sum or installment payments.

FORFEITED ACCOUNTS

Forfeitures of non-vested balances in employer accounts of approximately $592,000 in 1999 and $272,000 in 1998 were used to reduce employer contributions. The unallocated forfeitures were $355,000 and $194,000 at December 31, 1999 and 1998, respectively.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS HELD IN THE LIBERTY CORPORATION RETIREMENT AND SAVINGS TRUST (MASTER TRUST)

The Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.



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                             The Liberty Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)




2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3. INVESTMENT IN THE MASTER TRUST

Investments of the Plan are maintained in a Master Trust, which was established for the investment of assets of the Plan and The Cosmos Broadcasting Corporation Retirement and Savings Plan.

Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 1999 and 1998, the Plan's interest in the net assets of the Master Trust was approximately 67% and 70%, respectively. The investments of the Master Trust, including investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.


The following table presents the fair value of investments for the Master Trust at December 31:

                                1999            1998
                              --------        --------
                                   (In thousands)
Investments at fair value:
Mutual funds                  $158,155        $176,163
Collective trust funds          85,737          74,173
Participant loans                3,521           4,508
                              --------        --------

                              $247,413        $254,844
                              ========        ========


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

                             The Liberty Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)


3. INVESTMENT IN THE MASTER TRUST (CONTINUED)

Investment income for the Master Trust is as follows:

                                                                   YEAR ENDED DECEMBER 31
                                                                    1999           1998
                                                                   -------        -------
                                                                       (In thousands)
Net appreciation in fair value of investments determined by
   quoted market price:
   Mutual funds                                                    $ 8,668        $27,868
   Collective trust funds                                            5,223            938
Interest income                                                        442             52
Dividend income                                                      3,258          3,709
                                                                   -------        -------

   Total investment income                                         $17,591        $32,567
                                                                   =======        =======

4. INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated October 20,1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan received dividends of $263,000 in 1999 and $300,000 in 1998 from The Liberty Corporation.


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                             The Liberty Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)


6. SUBSEQUENT EVENT

Pursuant to the Purchase Agreement dated as of June 19, 2000 (the "Agreement") between The Liberty Corporation ("Liberty") and Royal Bank of Canada ("RBC"), RBC has agreed to purchase certain wholly-owned subsidiaries of Liberty (each, a "Subsidiary"). In connection with the consummation of the transactions contemplated by the Agreement, the sponsorship of The Liberty Corporation Retirement and Savings Plan (the "Plan") shall be assumed by a Subsidiary designated by RBC. Following such assumption, such Subsidiary shall be, and Liberty shall cease to be, the sponsor of the Plan.


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